August 10, 2009

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Virgin Media Inc.
Virgin Media Investment Holdings Limited
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed May 6, 2009
File No. 0-50886 & 333-123959-03

Dear Mr. Spirgel:

Virgin Media Inc. and Virgin Media Investment Holdings Limited have received your comment letter dated August 3, 2009 relating to the above-referenced filings.

We are in the process of preparing a response to the comment letter. However, due to the scheduled absence of key personnel in the month of August, we believe we will require additional time to consider and respond fully to your comments. Pursuant to my conversation on August 7, 2009 with Ms. Ivette Leon, Assistant Chief Accountant, we respectfully request that we be granted an extension until September 15, 2009 to respond to the comment letter.

Please do not hesitate to call me at 011.44.1256.753762 with any questions. You may also contact Robert Gale, our principal financial officer.  His phone number is 011.44.1256.754517 and his fax number is 011.44.1256.752665. Thank you for your consideration in this matter.

Sincerely,

/s/ Ruchi Kaushal
Ruchi Kaushal Assistant General Counsel